N4 FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2015

	Common Stock	Paid in Capital	Retained Earnings	Total
Stockholders' equity, beginning of year	$ 100	$ 174,900	$ 95,251	$ 270,251
Capital contributions				
Capital withdrawals				
Net income (loss)			(15,961)	(15,961)
Stockholders' equity, end of year	$ 100	$ 174,900	$ 79,290	$ 254,290

See accompanying notes to financial statements.